

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

Scott G. Bruce
President
Radius Global Infrastructure, Inc.
3 Bala Plaza East, Suite 502
Bala Cynwyd, PA 19004

> **Re: Radius Global Infrastructure, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 10, 2021**
> **File No. 333-256968**

Dear Mr. Bruce:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Appleby at 202-551-2374 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction